

Mail Stop 3561

March 6, 2017

Sharon Birkett
Chief Financial Officer
Multi-Color Corporation
4053 Clough Woods Dr.
Batavia, Ohio 45103

>   **Re: Multi-Color Corporation**
>   **Form 10-K for the Fiscal Year Ended March 31, 2016**
>   **Filed May 31, 2016**
>   **File No. 000-16148**

Dear Ms. Birkett:

We have reviewed of your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2016

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Required Intangible Assets, page 42

1. Beginning in fiscal 2016, you changed your annual goodwill impairment testing date from the last day of February to the last day of January of each fiscal year. Please explain to us why a preferability letter from your independent registered public accountants was not provided as an exhibit. Refer to ASC 250-10-S99-4 and Item 601(B)(18) of Regulation S-K.

<u>Form 8-K Furnished on February 8, 2017</u>

<u>Exhibit 99.1</u>

2. We note that your non-GAAP measure, Core EBITDA, is reconciled to GAAP operating income. Please revise to reconcile this measure to net income as the most comparable GAAP measure. Please refer to Question 103.02 of the updated Non-GAAP Compliance and Disclosure Interpretations the Division issued on May 17, 2016.

3. Additionally, we note that you present free cash flow in the slides provided to investors in relation to your earnings call. Please advise as to your consideration of the guidance in Note 1 of Item 100 of Regulation G. In this regard, we note that free cash flow is not reconciled to the most comparable measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Shifflett at 202-551-3381 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure